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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

STATE AUTO FINANCIAL CORPORATION

(Name of Subject Company (Issuer))

STFC ACQUISITION CORPORATION

(Name of Filing Persons (Offeror))

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

GREGORY MARK SHEPARD

STFC ACQUISITION CORPORATION

980 North Michigan Avenue, Suite 1400

Chicago, Illinois 60611

(312) 214-3566

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications

on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$256,000,000	$20,710.40

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of (a) 8,000,000 the maximum number of shares of common stock, without par value, of State Auto Financial Corporation (the “Shares”) to be acquired in this tender offer and (b) the tender offer price of $32.00 per share.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, is $80.90 per $1 million of the aggregate transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$20,710.40	Filing Parties:	STFC Acquisition Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	August 20, 2003
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13 D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Combined Schedule TO and Schedule 13D

CUSIP No. 85570710500

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

Gregory M. Shepard

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)    ☐

(b)    ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
2,000,000
	8.	SHARED VOTING POWER
-0-
	9.	SOLE DISPOSITIVE POWER
2,000,000
	10.	SHARED DISPOSITIVE POWER
-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.09%

14.	TYPE OF REPORTING PERSON

IN

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on August 20, 2003 (the “Schedule TO”) by STFC Acquisition Corporation (“Purchaser”), and the Schedule 13D (Amendment #7) filed by Gregory M. Shepard on the same date. The Schedule TO relates to the offer by Purchaser to purchase up to 8,000,000 shares of common stock, without par value (the “Common Shares” or the “Shares”), of State Auto Financial Corporation, an Ohio insurance holding company (the “Company”), at a purchase price of $32.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2003 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Purchaser’s name changed, at the request of State Automobile Mutual Insurance Company, from “State Auto Financial Acquisition Corporation” to “STFC Acquisition Corporation”. The new name was selected by Purchaser.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to all items of this Schedule TO, except those items as to which information is specifically provided herein. This Amendment No. 1 to the Schedule TO is being filed on behalf of Purchaser.

Items 1 through 12.

The Offer to Purchase is hereby amended and supplemented as follows:

(1)	The Summary Term Sheet is hereby amended by deleting sub-paragraph (d) of the final paragraph of the answer to the question: “What are the Most Important Conditions to the Offer?” in its entirety and replacing it with the following:

(d) a wholly-owned new subsidiary of State Automobile Mutual Insurance Company agreeing to merge with STFC Acquisition Corporation, with the subsidiary being the surviving entity.

(2)	The Summary Term Sheet is hereby amended by inserting the following sentence as the third sentence under the question “Does STFC Acquisition Corporation have the Financial Resources to Pay for the Cash Amount of the Offer?”

The Surplus Notes will be issued pursuant to Section 3901.72 of the Ohio Revised Code (or any successor provision thereto and as may be amended from time to time), which authorizes and regulates the issuance of surplus notes by domestic mutual life insurance companies, subject to the approval of the Superintendent of the Ohio Department of Insurance.

(3)	The Summary Term Sheet is hereby amended by deleting the answer to the question “How Will the Ownership of State Auto Financial Corporation Change if the Offer is Completed?” in its entirety and replacing it with the following:

As of June 30, 2003, State Auto Financial Corporation had 39,279,347 common shares outstanding. State Automobile Mutual Insurance Company owned 26,285,419 common shares and Mr. Shepard owned 2,000,000 common shares. The other public shareholders owned 10,993,928 common shares. If the Offer is consummated, 8,000,000 common shares of State Auto Financial Corporation would be acquired by STFC Acquisition Corporation. STFC Acquisition Corporation would then sell 1,000,000 common shares of State Auto Financial Corporation to Mr. Shepard for $32 million. Then STFC Acquisition Corporation will be merged with and into a wholly-owned subsidiary of State Automobile Mutual Insurance Company, with the wholly-owned subsidiary of State Automobile Mutual Insurance Company obtaining ownership of 7,000,000 shares tendered in the Offer. Mr. Shepard does not intend to tender his shares in the Offer. Following consummation of the Offer and the Proposed Merger there would be 5,993,928 non-affiliated public common shares outstanding of which Mr. Shepard would own 3,000,000 common shares or 50.1% of the public shares, if Mr. Shepard purchases the additional one million shares referenced above. Based on Mr. Shepard’s personal net worth of over $95,000,000, Mr. Shepard is highly confident that he has the financial resources to purchase the 1,000,000 State Auto Financial Corporation shares. The majority of Mr. Shepard’s assets are held in illiquid assets. Nevertheless, Mr. Shepard believes that by the time the tender offer closes, which is expected to take 5 to 6 months pending receipt of all regulatory approvals, Mr. Shepard will have either sold enough real estate assets or personal stock and security holdings to enable him to have the cash to consummate the purchase of the 1,000,000 State Auto Financial Corporation shares from STFC Acquisition Corporation. Notwithstanding the above, there can be no assurance that Mr. Shepard will be able to obtain such financing. Mr. Shepard has no current financing arrangements for the purchase of the 1,000,000 State Auto Financial Corporation shares from STFC Acquisition Corporation for $32,000,000 or any other amount. Mr. Shepard’s personal net worth statement has been filed with the Ohio Department of Commerce, Division of Securities, and is available for review pursuant to Ohio Revised Code Section 1707.12. See Section 12.

(4)	The Summary Term Sheet is hereby amended by deleting the answer to the question “How Much Money does Mr. Shepard have Invested in State Auto Financial Corporation?” in its entirety and replacing it with the following:

Mr. Shepard has already personally invested approximately $31.5 million for 2 million shares of State Auto Financial Corporation that he owns. Mr. Shepard also plans to spend $32 million for the purchase of 1 million additional shares of State Auto Financial Corporation, which would be purchased from STFC Acquisition Corporation prior to the Proposed Merger. Mr. Shepard will not sell any of his shares in the Offer. Based on Mr. Shepard’s personal net worth of over $95,000,000, Mr. Shepard is highly confident that he has the financial resources to purchase the 1,000,000 State Auto Financial Corporation shares. The majority of Mr. Shepard’s assets are held in illiquid assets. Nevertheless, Mr. Shepard believes that by the time the tender offer closes, which is expected to take 5 to 6 months pending receipt of all regulatory approvals, Mr. Shepard will have either sold enough real estate assets or personal stock and security holdings to enable him to have the cash to consummate the purchase of the 1,000,000 State Auto Financial Corporation shares from STFC Acquisition Corporation. Notwithstanding the above, there can be no assurance that Mr. Shepard will be able to obtain such financing. Mr. Shepard has no current financing arrangements for the purchase of the 1,000,000 State Auto Financial Corporation shares from STFC Acquisition Corporation for $32,000,000 or any other amount. Mr. Shepard’s personal net worth statement has been filed with the Ohio Department of Commerce, Division of Securities, and is available for review pursuant to Ohio Revised Code Section 1707.12. See Section 8.

(5)	The Summary Term Sheet is hereby amended by deleting the answer to the question “What is State Auto Financial Corporation Saying About The Offer?” in its entirety and replacing it with the following:

State Auto Financial Corporation has publicly stated, among other things, that a previous proposal by Mr. Shepard would be a “debt-laden transaction.” As discussed in detail herein, Mr. Shepard has received a highly confident letter from Jefferies & Company, Inc. investment bankers for financing this transaction. The financing is contemplated to be in the form of Surplus Notes, which will be issued by State Automobile Mutual Insurance Company to various investors. The Surplus Notes will have a effective yield of up to 10% per annum and will have a term of two years. The net proceeds from the sale of the Surplus Notes would be recorded by State Automobile Mutual Insurance Company as additional admitted assets. The Surplus Notes would not be part of the legal liabilities of State Automobile Mutual Insurance Company and would not be a liability or claim against it or any of its assets for statutory accounting purposes. The surplus of State Automobile Mutual Insurance Company will be increased by the net proceeds of the Surplus Notes. On September 2, 2003, State Auto Financial Corporation filed a Schedule 14D-9 with the Securities and Exchange Commission. In its filing, State Auto Financial Corporation reported that on September 1, 2003, State Auto Financial Corporation’s Board of Directors and its Special Committee each unanimously determined that the Offer is not bonafide but an allegedly “illusory” Offer. The Schedule 14D-9 reported that State Auto Financial Corporation’s decision was based in part on the determination by State Automobile Mutual Insurance Company to oppose the Offer. STFC Acquisition Corporation maintains that the Offer is not “illusory” in that STFC Acquisition Corporation stands ready to perform and is backed by a highly-confident letter from an investment bank for up to $300 million of financing. See Section 10 and Section 11.

(6)	The Summary Term Sheet is hereby amended by deleting the answer to the question “Is There a Need for a Stockholders Meeting?” in its entirety and replacing it with the following:

Yes. Under Ohio Revised Code Section 1704, a stockholder’s meeting is required to approve the transaction. A stockholder’s meeting will be scheduled. In addition, consummation of the Offer to Purchase must be authorized by the stockholders of State Auto Financial Corporation pursuant to Section 1701.831 of the Ohio Revised Code at a special meeting of stockholders of State Auto Financial Corporation in accordance with the control share acquisition law, unless STFC Acquisition Corporation is satisfied, in its reasonable judgment, that the control share acquisition law is invalid or inapplicable to the acquisition of State Auto Financial Corporation capital stock pursuant to the Offer to Purchase. See Section 12 and Section 15.

(7)	The Summary Term Sheet is hereby amended by deleting the answer to the question “What are the Terms of the Proposed Merger Between STFC Acquisition Corporation and State Automobile Mutual Insurance Company?” in its entirety and replacing it with the following:

It is a condition to the consummation of this Offer that STFC Acquisition Corporation be merged into and with a wholly-owned subsidiary of State Automobile Mutual Insurance Company. Upon consummation of the merger, the wholly-owned subsidiary of State Automobile Mutual Insurance Company will be the surviving corporation, and will have ownership of 7,000,000 of the shares tendered in the Offer (following Mr. Shepard’s purchase from STFC Acquisition Corporation of the other 1,000,000 shares tendered in the Offer). Based on the wishes and desires of State Automobile Mutual Insurance Company, the Proposed Merger will be effected as follows. State Automobile Mutual Insurance Company will form a wholly-owned subsidiary (“Newco Subsidiary”) into which STFC Acquisition Corporation will merge. The Newco Subsidiary will be the surviving corporation in the merger. The Newco Subsidiary will then own the 7,000,000 State Auto Financial Corporation shares. At that point, State Automobile Mutual Insurance Company may elect to either dissolve the Newco Subsidiary and absorb its only asset, which will be the 7,000,000 State Auto Financial Corporation shares, or State Automobile Mutual Insurance Company, if it desires, may continue to maintain the Newco Subsidiary which will hold as its only asset the 7,000,000 shares of State Auto Financial Corporation. See Section 12 and Section 15.

(8)	The Summary Term Sheet is hereby amended by deleting the answer to the question “Has Litigation Been Filed?” in its entirety and replacing it with the following:

On August 21, 2003, Mr. Shepard and STFC Acquisition Corporation filed a complaint against the Board of Directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company in the United States District Court for the Southern District of Ohio primarily for breach of fiduciary duties. On August 20, 2003 Mr. Shepard and STFC Acquisition Corporation also issued a demand letter to the Board of Directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company, and issued a press release dated August 21, 2003 regarding the litigation. On or about September 4, 2003, State Automobile Mutual Insurance Company and State Auto Financial Corporation filed a Motion to Dismiss based on lack of jurisdiction. Mr. Shepard’s and STFC Acquisition Corporation’s lawsuit remains pending. State Automobile Mutual Insurance Company and State Auto Financial Corporation filed a complaint against Mr. Shepard in the United States District Court for the Southern District of Ohio on June 30, 2003. The litigation seeks to compel Mr. Shepard to amend certain filings he made with the Securities Exchange Commission (which have already been amended) regarding a prior acquisition offer and to prevent  Mr. Shepard from pursuing this Offer. Mr. Shepard sought to have this litigation dismissed. Mr. Shepard’s motion to dismiss was denied on August 12, 2003. On August 21, 2003, State Automobile Mutual Insurance Company and State Auto Financial Corporation filed a Motion with the Court seeking to enjoin  Mr. Shepard, and all persons acting in concert with him, including STFC Acquisition Corporation, from issuing or further disseminating any other press releases regarding the purported offers for public shares of State Auto Financial Corporation which suggest that Mr. Shepard is financing the Offer himself. The Court heard oral arguments on that Motion on August 21, 2003. That Motion was denied in an August 25, 2003 opinion and order entered by the Court. The Court conducted hearings regarding State Automobile Mutual Insurance Company’s and State Auto Financial Corporation’s Motion for a Preliminary Injunction on August 20 and August 21, 2003. The hearings were adjourned on August 21, 2003 and were scheduled to resume on September 2, 2003. On Friday, August 28, 2003, State Automobile Mutual Insurance Company and State Auto Financial Corporation voluntarily withdrew their preliminary injunction motion. On September 3, 2003, Shepard filed a motion with the Court to dismiss with prejudice all the matters that were at issue in the preliminary injunction. State Automobile Mutual Insurance Company’s and State Auto Financial Corporation’s lawsuit remains pending. See Section 11.

(9)	The Introduction to the Offer to Purchase is hereby amended by deleting the third paragraph in its entirety and replacing it with the following:

The purpose of the Offer is to enable Shepard, the sole shareholder of Purchaser, to acquire control of the Company. Shepard intends to continue to seek to negotiate with the Company with respect to Purchaser’s control of the Company. If such negotiations result in a definitive agreement between the Company and Shepard, certain material terms of the Offer may change. Accordingly, such negotiations could result in, among other things, termination of the Offer and submission of a different acquisition proposal to the Company’s shareholders for approval. Purchaser currently intends, as soon as practicable following consummation of the Offer, to seek to have the Purchaser consummate a merger with and into a wholly-owned subsidiary of State Automobile Mutual Insurance Company (“State Auto”) with the wholly-owned subsidiary of State Auto continuing as the surviving corporation (the “Proposed Merger”). Based on the wishes and desires of State Auto, the Proposed Merger will be effected as follows. State Auto will form a wholly-owned subsidiary (“Newco Subsidiary”) into which STFC Acquisition Corporation will merge. The Newco Subsidiary will be the surviving corporation in the merger. The Newco Subsidiary will then own the 7,000,000 Company shares. At that point, State Auto may elect to either dissolve the Newco Subsidiary and absorb its only asset, which will be the 7,000,000 Company shares, or State Auto, if it desires, may continue to maintain the Newco Subsidiary which will hold as its only asset the 7,000,000 shares of the Company.

(10)	The Introduction to the Offer to Purchase is hereby amended by deleting the second paragraph under the heading “Purchaser Obtaining Financing Condition” in its entirety and replacing it with the following:

Shepard plans to purchase 1,000,000 of the 8,000,000 Common Shares from Purchaser prior to the Proposed Merger for $32 million. Based on Shepard’s personal net worth of over $95,000,000, Shepard is highly confident that he has the financial resources to purchase the 1,000,000 Company shares. The majority of Shepard’s assets are held in illiquid assets. Nevertheless, Shepard believes that by the time the tender offer closes, which is expected to take 5 to 6 months pending receipt of all regulatory approvals, Shepard will have either sold enough real estate assets or personal stock and security holdings to enable him to have the cash to consummate the purchase of the 1,000,000 Company shares from Purchaser. Notwithstanding the above, there can be no assurance that Shepard will be able to obtain such financing. Shepard has no current financing arrangements for the purchase of the 1,000,000 Company shares from Purchaser for $32,000,000 or any other amount. Shepard’s personal net worth statement has been filed with the Ohio Department of Commerce, Division of Securities, and is available for review pursuant to Ohio Revised Code Section 1707.12.

(11)	Section 1 of the Offer to Purchase entitled “Terms of the Offer; Expiration Date” is hereby amended by deleting the words “or an associate of his” from the first sentence of the penultimate paragraph.

(12)	Section 4 of the Offer to Purchase entitled “Withdrawal Rights” is hereby amended by deleting the date “October 28” and replacing it with “Tuesday, November 4” in the second sentence of the first paragraph.

(13)	Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended by deleting the third paragraph in its entirety and replacing it with the following:

Shepard intends to invest $32,000,000 in Purchaser in order to purchase from Purchaser 1 million Common Shares of the Company prior to the Proposed Merger. Based on Shepard’s personal net worth of over $95,000,000, Shepard is highly confident that he has the financial resources to purchase the 1,000,000 Company shares. The majority of Shepard’s assets are held in illiquid assets. Nevertheless, Shepard believes that by the time the tender offer closes, which is expected to take 5 to 6 months pending receipt of all regulatory approvals, Shepard will have either sold enough real estate assets or personal stock and security holdings to enable him to have the cash to consummate the purchase of the 1,000,000 Company shares from Purchaser. Notwithstanding the above, there can be no assurance that Shepard will be able to obtain such financing. Shepard has no current financing arrangements for the purchase of the 1,000,000 Company shares from Purchaser for $32,000,000 or any other amount. Shepard’s personal net worth statement has been filed with the Ohio Department of Commerce, Division of Securities, and is available for review pursuant to Ohio Revised Code Section 1707.12. Purchaser has no alternative financing arrangements or plans in place at this time. For a description of all expenses incurred or estimated to be incurred by Shepard and Purchaser, see Section 16.

(14)	Section 11 of the Offer to Purchase entitled “Background of the Offer; Contacts with the Company and its affiliate MIGI” is hereby amended by adding the following to the paragraph immediately preceding the August 20, 2003 letter from Gregory M. Shepard to Robert H. Moone:

On August 21, 2003, State Auto and the Company filed a Motion with the Court seeking to enjoin Shepard, and all persons acting in concert with him, including Purchaser, from issuing or further disseminating any other press releases regarding the purported offers for public shares of the Company which suggest that Shepard is financing the offer himself. The Court heard oral arguments on that Motion on August 21, 2003. That Motion was denied in an August 25, 2003 opinion and order entered by the Court. In this opinion and order the Court held that because Shepard’s press release is part of Amendment #7 to Shepard’s Schedule 13 D filings, and because Shepard set forth his financing plan in Amendment #7 filed with the SEC on August 20, 2003, the Company and State Auto are not likely to show that Shepard’s press release violates Schedule 13 D’s disclosure requirements.

(15)	Section 11 of the Offer to Purchase entitled “Background of the Offer; Contacts with the Company and its affiliate MIGI” is hereby amended by deleting the words “or an associate” from the third paragraph of the August 20, 2003 letter from Gregory M. Shepard to Robert H. Moone. This letter will be re-delivered to Mr. Moone with the above-referenced change on or prior to September 5, 2003.

(16)	Section 11 of the Offer to Purchase entitled “Background of the Offer; Contacts with the Company and its affiliate MIGI” is hereby amended by adding the following three paragraphs to the end of this Section:

On August 21, 2003, Purchaser sent a letter to the Company asking the Company to either mail Purchaser’s tender offer materials to the Company’s shareholders or to deliver to Purchaser for this purpose the Company’s shareholder list and security position listings under the Securities and Exchange Commission’s tender offer rules. On August 25, 2003, the Company notified Purchaser of the Company’s election to mail Purchaser’s tender offer materials.

On September 2, 2003, Mr. Moone, Chairman, CEO and President of the Company, sent a letter to Purchaser stating, “I am directed by the Board of Directors of State Auto Financial Corporation (SFTC) to respond to your letter of Aug. 21, 2003. This is to inform you that the STFC Board, meeting yesterday, has unanimously determined to recommend to shareholders that they reject your proposed tender offer of Aug. 20, 2003, on the recommendation of a Special Independent Committee of outside directors, who also acted unanimously.”

On September 2, 2003, Shepard received a letter from an attorney representing State Auto demanding that Purchaser cease to use the State Auto® trademark in Purchaser’s name on the grounds that Purchaser’s use of “State Auto” might cause the public to think that “State Auto Financial Acquisition Corporation” is affiliated with State Auto. On September 5, 2003, attorneys for Purchaser wrote a letter in response stating that Purchaser would change its name.

(17)	Section 12 of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company; Certain Considerations” is hereby amended by deleting the paragraph of the section entitled “The Proposed Merger” in its entirety and replacing it with the following:

The Proposed Merger.    The Merger Agreement will provide that, following the satisfaction or waiver of the conditions set forth therein, Purchaser will be merged with and into a wholly-owned subsidiary of State

Auto, with the wholly-owned subsidiary of State Auto continuing as the surviving corporation (the “Surviving Corporation”). As a result, State Auto would own 7,000,000 of the Common Shares tendered in the Offer, in addition to its current 26,285,419 share holdings. Based on the wishes and desires of State Auto, the Proposed Merger will be effected as follows. State Auto will form a wholly-owned subsidiary (“Newco Subsidiary”) into which Purchaser will merge. The Newco Subsidiary will be the surviving corporation in the merger. The Newco Subsidiary will then own the 7,000,000 Company shares. At that point, State Auto may elect to either dissolve the Newco Subsidiary and absorb its only asset, which will be the 7,000,000 Company shares, or State Auto, if it desires, may continue to maintain the Newco Subsidiary which will hold as its only asset the 7,000,000 shares of the Company.

(18)	Section 15 entitled “Certain Legal Matters; Regulatory Approvals; Certain Litigation” is hereby amended by adding the following as the third paragraph:

In addition, the Surplus Notes will be issued pursuant to Section 3901.72 of the Ohio Revised Code (or any successor provision thereto and as may be amended from time to time), which authorizes and regulates the issuance of surplus notes by domestic mutual life insurance companies, subject to the approval of the Superintendent of the Ohio Department of Insurance.

(19)	Section 15 entitled “Certain Legal Matters; Regulatory Approvals; Certain Litigation” is hereby amended by deleting the third paragraph of the subsection entitled “Ohio Control Bid Statute” and replacing it with the following two paragraphs:

Within five calendar days of such filing, the Ohio Division of Securities may, by order, summarily suspend the continuation of the control bid if it determines that the offeror has not provided all of the specified information or that the control bid materials provided to offerees do not provide full disclosure of all material information concerning the control bid. If the Ohio Division of Securities summarily suspends a control bid, it must schedule and hold a hearing within 10 calendar days of the date on which the suspension is imposed and must make its determination within three calendar days after the hearing has been completed but no later than 14 calendar days after the date on which the suspension is imposed. The Ohio Division of Securities may maintain its suspension of the continuation of the control bid if, based upon the hearing, it determines that all of the information required to be provided by the control bid law has not been provided by the offeror, that the control bid materials provided to offerees do not provide full disclosure of all material information concerning the control bid or that the control bid is in material violation of any provision of the Ohio securities laws. If, after the hearing, the Ohio Division of Securities maintains the suspension, the offeror has the right to correct the disclosure and other deficiencies identified by the Ohio Division of Securities and to reinstitute the control bid by filing new or amended information pursuant to the control bid law. Pursuant to Section 1707.041 of the Ohio Revised Code, Purchaser filed Form 041 with the Ohio Division of Securities.

Pursuant to Ohio Revised Code Section 1707.041(A)(3), the Ohio Department of Commerce, Division of Securities may within five calendar days of the filing of Purchaser’s Form 041 suspend the continuation of the offer if the Division determines that all of the information specified in Ohio Revised Code 1707.041 has not been provided or if the materials to be provided to the offerees does not provide full disclosure of all material information concerning the control bid. The Ohio Division of Securities reviewed this Offer and requested certain changes to the Offer, which are incorporated herein. The Ohio Division of Securities informed Purchaser on August 27, 2003 that it would not suspend the continuation of the control bid pursuant to Ohio Revised Code Section 1707.041(A)(3) and would not conduct a hearing. This action on the part of the Ohio Securities Division in no way or manner constitutes a recommendation as to the merits or advisability of the Offer.

(20)	Section 15 entitled “Certain Regulatory Matters; Regulatory Approvals; Certain Litigation” is hereby amended by deleting the last two paragraphs in their entirety and by adding the following as the last five paragraphs of this Section:

State Auto’s and the Company’s lawsuit remains pending. On August 12, 2003, Shepard’s motion to dismiss was denied. The Court conducted hearings regarding State Auto’s and the Company’s Motion for a

Preliminary Injunction on August 20 and August 21, 2003. The hearings were adjourned on August 21, 2003 and were scheduled to resume on September 2, 2003. On Friday, August 28, 2003, State Auto and the Company voluntarily withdraw their preliminary injunction motion. On September 3, 2003, Shepard filed a motion with the Court to dismiss with prejudice all the matters that were at issue in the preliminary injunction.

On August 20, 2003, Shepard and Purchaser filed a Complaint against the Board of Directors of the Company and State Auto in the United States District Court for the Southern District of Ohio primarily for breach of fiduciary duties. On August 20, 2003 Shepard and Purchaser also issued a demand letter to the Boards of Directors of the Company and State Auto and also issued a press release dated August 21, 2003 regarding the litigation. Copies of the Complaint, Demand Letter and Press Release are attached as Exhibits to Schedule TO. On or about September 4, 2003, State Auto and the Company filed a Motion to Dismiss based on lack of jurisdiction. Shepard’s and Purchaser’s lawsuit remains pending.

On August 21, 2003, State Auto and the Company filed a Motion with the Court seeking to enjoin Shepard, and all persons in concert with him, including Purchaser, from issuing or further disseminating any other press releases regarding the purported offers for public shares of the Company which suggest that Shepard is financing the offer himself. The Court heard oral arguments on that Motion on August 21, 2003. That Motion was denied in an August 25, 2003 Opinion and Order entered by the Court. In this Opinion and Order, the Court held that because Shepard’s press release is part of Amendment #7 to Shepard’s Schedule 13D filings, and because Shepard set forth his financing plan in Amendment #7 filed with the SEC on August 20, 2003, the Company and State Auto are not likely to show that Shepard’s press release violates Schedule 13D’s disclosure requirements.

On September 2, 2003, the Comapny filed a Schedule 14D-9 with the Securities and Exchange Commission. In its filing, the Company reported that on September 1, 2003, the Company’s Board of Directors and its Special Committee each unanimously determined that the Offer is not bonafide but an alleged “illusory” offer. The Schedule 14D-9 reported that the Company’s decision was based in part on the determination by State Auto to oppose the Offer. Purchaser maintains that the Offer is not “illusory” in that Purchaser stands ready to perform and is backed by a highly-confident letter from an investment bank for up to $300 million of financing (see Section 10).

The Company’s Schedule 14D-9 also reported that on September 1, 2003, the Company’s Board of Directors and its Special Committee were informed that State Auto’s board of directors, based on the unanimous recommendation of its Special Committee of independent directors, has unanimously determined: 1) to oppose and reject the proposed Offer because it is not in the best interests of State Auto, its policyholders and other consistencies; 2) to decline and refuse to turn over control of State Auto and its affiliates, including the Company, to Shepard because such transfer of control would not be in the best  interest of State Auto, its policyholders and other constituencies; 3) to decline and refuse to issue the Surplus Notes or to provide other financing to Shepard or Purchaser to finance the proposed Offer; and 4) to vote State Auto’s shares of the Company (66.9% of the Company’s outstanding shares) against approval of the proposed Offer at any shareholder meeting that may be called to consider the same.

(21)	All references to the date of the Offer to Purchase in the “Offer to Purchase,” “Letter of Transmittal,” “Notice of Guaranteed Delivery,” “Letter to Brokers, Dealers, Commercial Banks,” and “Letter to Clients,” as “August 20, 2003” are amended to read “September 5, 2003.”

(22)	All references to the “Expiration Date” in the “Offer to Purchase,” “Letter of Transmittal,” “Letter to Brokers, Dealers, Commercial Banks,” and “Letter to Clients,” as “Wednesday, September 24, 2003,” are amended to read “Friday, October 17, 2003.”

(23)	All references to “State Auto Financial Acquisition Corporation” in the “Offer to Purchase,” “Letter of Transmittal,” “Notice of Guaranteed Delivery,” “Letter to Brokers, Dealers, Commercial Banks,” and “Letter to Clients” are hereby deleted and replaced with “STFC Acquisition Corporation.”

(24)	Exhibit (b) in Item 12 “Exhibits” is amended in its entirety to read “Highly Confident Letter, from Jefferies & Company, Inc. regarding financing of up to $300,000,000 for Surplus Notes, dated August 20, 2003.”

(25)	Exhibit (a)(1)(D) “Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees,” is hereby amended by deleting subsection (d) of the second paragraph in its entirety and replacing it with the following:

A wholly-owned subsidiary of State Automobile Mutual Insurance Company agreeing to merge with Purchaser, with the wholly-owned subsidiary of State Automobile Mutual Insurance Company being the surviving entity.

(26)	Exhibit (a)(1)(E) “Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees” is hereby amended by deleting subsection (iv) of paragraph (4) in its entirety and replacing it with the following:

A wholly-owned subsidiary of State Automobile Mutual Insurance Company agreeing to merge with Purchaser, with the wholly-owned subsidiary of State Automobile Mutual Insurance Company being the surviving entity.

(27)	All references to the mailing address of the Information Agent for the Offer, in the “Offer to Purchase,” “Letter of Transmittal,” and “Letter to Brokers, Dealers, Commercial Banks,” are amended to read: “Mellon Investor Services LLC, 85 Challenger Road, Ridgefield Park, NJ 07660; all references to delivery by hand are amended to read: Mellon Investor Services LLC, Attn: Reorganization Department, 120 Broadway, 13th Floor, New York, NY 10271; all references to delivery by overnight courier are amended to read: Mellon Investor Services LLC, Attn: Reorganization Department, 85 Challenger Road, Mail Stop—Reorg, Ridgefield Park, NJ 07660.

ITEM 12.    EXHIBITS

(a)(1)(A)	Offer to Purchase, dated August 20, 2003.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Not Applicable.

(a)(1)(G)	Text of press release regarding offer issued by Shepard and Purchaser, dated August 21, 2003.*

(a)(1)(H)	Complaint filed by Purchaser and Shepard against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.*

(a)(1)(I)	Demand letter regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.*

(a)(1)(J)	Text of press release regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company issued by Shepard and Purchaser dated August 21, 2003.*

(b)	Highly Confident Letter, from Jefferies & Company, Inc. regarding financing of up to $300,000,000 for Surplus Notes, dated August 20, 2003.*

(d)(1)	Not Applicable.

(d)(2)	Not Applicable.

(d)(3)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.

*	Previously filed.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STFC ACQUISITION CORPORATION

By:	/S/ GREGORY MARK SHEPARD

Name:	Gregory Mark Shepard
Title:	Chairman, President and Secretary

/S/ GREGORY MARK SHEPARD

Name:	Gregory Mark Shepard

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Offer to Purchase, dated August 20, 2003.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Not Applicable.

(a)(1)(G)	Text of press release regarding offer issued by Shepard and the Company, dated August 21, 2003.*

(a)(1)(H)	Complaint filed by Purchaser and Shepard against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.*

(a)(1)(I)	Demand letter regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company.*

(a)(1)(J)	Text of press release regarding litigation against boards of directors of State Auto Financial Corporation and State Automobile Mutual Insurance Company issued by Shepard and Purchaser dated August 21, 2003.*

(b)	Highly Confident Letter, from Jefferies & Company, Inc. regarding financing of up to $300,000,000 for Surplus Notes, dated August 20, 2003.*

(d)(1)	Not Applicable.

(d)(2)	Not Applicable.

(d)(3)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.

*	Previously filed.